02023486

STATES
HANGE COMMISSION
, DC 20549

vf 8-5-02

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 17 2002
DIVISION OF MARKET REGULATION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - 51195 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RG SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE HOLLOW LANE, SUITE 208
(No. And Street)

| LAKE SUCCESS | NY | 11042 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES SCIBELLI — (516) 627-3600
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

| 60 EAST $42^{ND}$ STREET | NEW YORK | NY | 10165 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
AUG 07 2002
THOMSON FINANCIAL
P

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

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# OATH OR AFFIRMATION

I, JAMES SCIBELLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RG SECURITIES, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

RAE SMOLOWITZ
Notary Public, State of New York
No. 4809886
Qualified in Nassau County
Commission Expires
10/31/02

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

# RG SECURITIES, LLC

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2001

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

*Certified Public Accountants*

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

# INDEPENDENT AUDITORS' REPORT

To the Members of
RG Securities, LLC:

We have audited the accompanying statement of financial condition of RG Securities, LLC (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RG Securities, LLC, as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 26, 2002

RG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Cash | $ 10,468 |
| Accounts Receivable | 94,205 |
| Investments | 9,820 |
| Due from Broker | 2,044 |
| Organizational Costs (Net of Accumulated Amortization of $5,018) | 2,201 |
| TOTAL ASSETS | $ 118,738 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| LIABILITIES: | |
| Accrued Expenses | $ 2,500 |
| TOTAL LIABILITIES | 2,500 |
| MEMBERS' CAPITAL: | |
| Members' Capital | 116,238 |
| TOTAL MEMBERS' CAPITAL | 116,238 |
| TOTAL LIABILITIES AND MEMBERS' CAPITAL | $ 118,738 |

The accompanying notes are an integral part of this financial statement.

RG SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RG Securities, LLC (the "Company") was registered as a limited liability company on February 20, 1998 in the State of New York. The Company registered with the Securities and Exchange Commission as a broker/dealer in 1999 and became a member of the National Association of Securities Dealers, Inc. The Company is an advisor to other companies on financial matters regarding financing and/or securities offerings for companies, public or private, to do private placements of securities and to structure subordinated debt transactions.

The Company maintains its books and records on a basis consistent with generally accepted accounting principles.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2001, the Company's net capital and excess net capital were $15,554 and $10,554 respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Roberts & Green, Inc., a related party who pays for salaries and administrative expenses, including rent and utilities.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed as a partnership under the Internal Revenue Code and New York State. Accordingly, no provision for federal and state income taxes is required. The members of the Company are liable for the taxes on their share of the Company's income or loss.

The Company is subject to the annual New York State Limited Liability Company Fee of $325.